United States securities and exchange commission logo





                           January 20, 2023

       Fredy Chalco
       VP of Corporate Finance
       AENZA S.A.A.
       Av. Petit Thouars 4957
       Miraflores
       Lima 34, Peru

                                                        Re: AENZA S.A.A.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed May 16, 2022
                                                            File No. 001-35991

       Dear Fredy Chalco :

               We have reviewed your December 15, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to the prior comment is to the comment in our December 1, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Report of Independent Registered Public Accounting Firm, page F-2

   1.                                                   We have reviewed your
response to our comment 1 and acknowledge our phone
                                                        conversation with you
and your former independent registered public accounting firm,
                                                        Moore Assurance S.A.S.
(   Moore   ), on January 10, 2023. Please respond to the
                                                        following:
                                                            Describe the nature
of the relationship between the audit firms of Moore and Vizcarra
                                                             y Asociados
S.C.R.L. Moore Peru ("Moore Peru") as it pertains to the audit of your consolidated
financial statements for the three years ended December 31, 2021 and underlying
business reasons for structuring the audit in this manner.
                                                            Describe the nature
and extent of supervision and direction by Moore to the Moore
 Fredy Chalco
AENZA S.A.A.
January 20, 2023
Page 2
          Peru employees that participated in the audits of the consolidated financial statements for the three years ended December 31, 2021. As part of your response, please discuss the PCAOB Standards applied in performing the audit in this manner.
            Describe how the employees and partners participating in the audits of your
          consolidated financial statements became employees of Moore Peru, and who was responsible for hiring of these employees. As part of your response, discuss where these partners and employees for your audit were sourced from and any business reasons for structuring the hiring in this manner.
            Explain in further detail how you and Moore concluded that the performance of the
          audits in this manner, which included Moore Peru, an unregistered firm, playing a substantial role in the audit of your consolidated financial statements for the three years ended December 31, 2021, did not violate PCAOB Rule 2100.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have any questions.



                                                           Sincerely,
FirstName LastNameFredy Chalco
                                                           Division of
Corporation Finance
Comapany NameAENZA S.A.A.
                                                           Office of Real
Estate & Construction
January 20, 2023 Page 2
cc:       Juan Mendez
FirstName LastName